Aimmune Therapeutics, Inc.

8000 Marina Blvd, Suite 300

Brisbane, CA 94005

August 3, 2015

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:

Jeffrey P. Riedler, Assistant Director

Daniel Greenspan, Special Counsel

Johnny Gharib, Staff Attorney

John Krug, Staff Attorney

Sharon Blume, Assistant Chief Accountant

Christine Torney, Staff Accountant

Re:	Aimmune Therapeutics, Inc. Registration Statement on Form S-1 (Registration No. 333-205501)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-205501) (the “Registration Statement”) of Aimmune Therapeutics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on August 5, 2015, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

AIMMUNE THERAPEUTICS, INC.

By:	/s/ Stephen G. Dilly
Stephen G. Dilly, M.B.B.S., Ph.D.
President and Chief Executive Officer

CC:

Warren L. DeSouza, Aimmune Therapeutics, Inc.

Patrick A. Pohlen, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP

Bruce K. Dallas, Davis Polk & Wardwell LLP

Stephen P. Salmon, Davis Polk & Wardwell LLP